

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 28, 2008

Luis Miguel Sas, Chief Financial Officer
Petrobras Energia Participaciones
Maipu 1, 22nd Floor
(C1084ABA)
Buenos Aires, Argentina

  Re: Petrobras Energia Participaciones
    Form 20-F for the Fiscal Year Ended December 31, 2007
    Filed June 28, 2008
    File No. 001-31345

Dear Mr. Sas:

  We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Major Shareholders

1. In future filings, disclose the number of your U.S. holders in addition to the percentage of outstanding shares held by them. See Form 20-F Item 7.A.2.

Comparison of NYSE Corporate Governance Standards and
Your Corporate Governance Practice

2. In future filings, disclose *in the Form 20-F annual report* the major differences between your corporate governance practices and the NYSE corporate governance standards required of U.S. companies. See SEC Release No. 33-8959 (September 23, 2008).

Contractual Obligations, page 136

3.	In future filings, please discuss in further detail the terms of all the identified material contracts. With the exception of the Ship or Pay Agreement with OCP, it does not appear that you have provided any details regarding the other contracts.

Exhibits, page 171

4.	Please file as exhibits all material contracts, as required by Item 19 and the Instruction as to Exhibits of Form 20-F, or otherwise tell us the basis for believing that you are not required to file the contracts. In particular, please address each of the related party transactions discussed on page 151, and whether you are required to file any management contract or compensatory plan.

Financial Statements

Basis of presentation, page F-18

5.	Please explain to us what you mean when you state here that the difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. That is, tell us why the disclosure in Note 22 does not constitute such a quantification.

Revenue recognition, page F-27

6.	It appears from your disclosure on page F-86 and elsewhere in your filing that you recognize revenues before deducting royalty payments and that you record royalty payments as a production cost, for both Argentine and U.S. GAAP. Tell us how this policy complies with SFAS 19, paragraph 59T, which requires that royalty payments be excluded from gross revenues.

Engineering Comment

Estimated Oil and Gas Reserves, page F-89

7.	We note in your table of year to year reserve changes there is no line item for acquisition of proved reserves, yet the disclosure on page 99 indicates that you purchased interests in various oil and gas properties in 2007 that you report to have proved reserves and production. Please expand your disclosure to include a line item of purchase of minerals in place i.e. proved oil and gas reserves. Please see paragraph 11 of SFAS 69.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Carmen Moncada-Terry at (202) 551-3867, Anne Nguyen Parker at (202) 551-3611 or me at (202) 551-3745 if you have any other questions.

Sincerely,

Roger Schwall
Assistant Director